Exhibit 99.1

Eupraxia Pharmaceuticals Announces CFO Succession

- Bruce Cousins is retiring, and former CFO Alex Rothwell will assume the role

Victoria, B.C. – February 18, 2025 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ: EPRX) (TSX: EPRX), a clinical-stage biotechnology company, today announced that it has appointed Alex Rothwell as the Company’s new Chief Financial Officer, effective immediately.

Bruce Cousins, the Company’s outgoing CFO, is retiring and will remain in a consultant role in the near-term to ensure an orderly transition of the CFO responsibilities.

“Having previously served as Eupraxia’s CFO, and after that as our capital markets consultant, we are delighted to have Alex return and take over from Bruce. I believe his public markets and deal expertise, and his deep familiarity with Eupraxia and its shareholders, will make Alex a key contributor to our senior leadership team as Eupraxia advances its programs in EP-104GI and EP-104AR,” said James Helliwell, Chief Executive Officer of Eupraxia. “On behalf of our board of directors, I’d like to thank Bruce for his leadership and many important contributions to Eupraxia’s success including the Company’s recent Nasdaq listing, and his efforts strengthening our balance sheet, which gives us a solid foundation to build on.”

Based in Victoria, B.C., Mr. Rothwell brings more than 25 years of experience as a business leader and as a senior executive in the Canadian capital markets and investment banking. He previously served as the CFO of Eupraxia from 2018-2021, and most recently has been a Senior Advisor to Fort Capital Partners, a Canadian boutique investment bank.

In 1995, he began his capital markets career in institutional equities and merger arbitrage, establishing himself over the next decade in various leadership roles at leading Canadian investment banks. He was appointed President and Executive Director of Macquarie Capital Markets Canada and ran its equities business for seven years before moving to British Columbia in late 2015.

Over the course of his career, he has advised public and private companies on their growth and acquisition strategies and associated funding requirements and has raised billions of dollars for them in structures ranging from early-stage investment rounds to large IPOs and follow-on offerings.

Mr. Rothwell holds a Bachelor of Chemical Engineering from McGill University (1991) and an MBA from the Ivey School of Business (1995).

“I believe that Eupraxia is in an excellent position to create significant value for shareholders, and I'm very focused on helping drive that process. There is significant unrealized - and unrecognized - potential in the assets, and I have confidence that we can deliver on that potential for patients and shareholders,” said Alex Rothwell, new Chief Financial Officer of Eupraxia. “EP-104GI has an opportunity to be the leading treatment for Eosinophilic Esophagitis, and associated conditions such as strictures. Additionally, we anticipate that EP-104IAR, for the treatment of pain due to osteoarthritis of the knee, can become a key therapy to treat this large patient population, and that its market can be materially expanded by use in other joint areas."

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About Eupraxia

Eupraxia is a clinical-stage biotechnology company focused on developing locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy, and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease, and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of Eosinophilic Esophagitis (“EoE”). EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “aims”, “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s CFO succession; the Company's business strategy and growth potential, including the ability to create significant shareholder value; the Company’s product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; potential market opportunity for the Company’s products; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect.

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The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

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